SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 27, 2012

1. DATE AND TIME:  On April 27, 2012, at 10:30 a.m. 2.  PLACE:  The company’s principal place of business, located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia. 3.  CALL NOTICE:  The Call Notice was published pursuant to article 124 of Law No. 6,404/76 (“LSA”), in the "Official Gazette of the State of Bahia" in the April 12, 13 and 14/15, 2012 editions and in the newspaper “A Tarde” in the April 12, 13 and 14, 2012 editions, and it was also published in the April 12, 13/14/15 and 16, 2012 editions of the newspaper “Valor Econômico”, in order to achieve a greater disclosure. 4.  PUBLICATIONS:  Publication of the notices referred to in the main paragraph of article 133 of the LSA was waived in view of the publication, within the legal period, of the documents mentioned therein, namely: Management Report and Financial Statements for the fiscal year ended on December 31, 2011, enclosing Notes, Opinion from PricewaterhouseCoopers Auditores Independentes and Opinion from the Fiscal Board in the newspaper "A Tarde" and in the Official Gazette of the State of Bahia, in the March 16, 2012 edition. 5.  ATTENDANCE:  Shareholders representing more than 97.14% of the Company’s voting capital, as shown by the signatures below and the signatures affixed to the "Shareholders’ Attendance Book". The following were also present: (i) for purposes of the provisions of the LSA, in its article 134, paragraph 1, Ms. Marcela Aparecida Drehmer de Andrade, representative of the Company’s management, and Mr. Fábio Cajazeira Mendes, enrolled in CRC under No. 1SP196825/O-0 “S” BA, representative of PricewaterhouseCoopers Auditores Independentes; and (ii) in compliance with the terms of article 164 of the LSA, Mr. Ismael Campos de Abreu, member of the Fiscal Board of the Company. The presence of shareholders owning 51.44% of the preferred shares was also recorded, as per the signatures placed on the “Shareholders’ Attendance Book”. 6.  PRESIDING BOARD: Chairman: Rafael Padilha Calábria and Secretary: Leticia de Faria Lima, chosen as provided for in article 16, paragraph 3, of the Bylaws. 7.  FISCAL BOARD OPINION: The Company’s Fiscal Board, in an Opinion issued on March 12, 2012, expressed itself favorably to the approval by the Annual General Meeting, of the Financial Statements and other documents related to the allocation of the results for the fiscal year ended on December 31, 2011. 8.  AGENDA: The reading of the agenda was unanimously waived by the shareholders in attendance. 9.  DELIBERATIONS:  Through a proposal made by the Chairman, the drawing-up of the minutes of this Annual General Meeting in summary form, as well as its publication without the signatures of the shareholders in attendance, was unanimously resolved by the attendees pursuant to article 130 of the LSA. The matters established in the Agenda were put to discussion and voting and the following deliberations were taken: 9.1.)  FINANCIAL STATEMENTS AND MANAGEMENT REPORT – the Management Report, the Management’s Accounts, the Financial Statements and the respective Notes related to the fiscal year ended on December 31, 2011, as well as the relevant opinions issued by the outside auditors PricewaterhouseCoopers Auditores Independentes and by the Fiscal Board were unanimously approved, without any reservations or qualifications and with the abstention of those impeded by law; 9.2) ALLOCATION OF RESULTS – pursuant to the Management proposal contained in the 2011 Financial Statements, after absorption of the losses verified in the fiscal year ended on December 31, 2011, in the amount of five hundred and twenty-five million, one hundred and forty-two thousand, eighty-four Reais and fifty-one centavos (R$ 525,142,084.51) the payment of dividends in the amount of four hundred and eighty-two million, five hundred and ninety-three thousand, and three hundred and twenty Reais (R$ 482,593,320.00), from the balance of the realizable profits reserve, in the gross amount of R$ 0.605085049 per common or preferred share, and the gross amount of R$ 1.210170098 per “American Depositary Receipt” (ADR), was unanimously approved, pursuant to article 189 of the LSA, which shall be paid, in 2012, pursuant to article 205, paragraph 3, of the LSA, according to a notice to shareholders to be disclosed at the time of the payment.  9.3)  ELECTION OF THE BOARD OF DIRECTORS MEMBERS – the  lack of a request for multiple vote by the shareholders, as well as the fact that the adoption of the procedure set forth in article 141, paragraphs 4 and 5 of the LSA was not required were documented. Thus, by unanimous vote, the following full members and respective alternates of the Company’s Board of Directors were elected and reelected, as the case may be, for a term of office of two (2) years, beginning on the date hereof and ending at the Annual General Meeting which will examine the managers’ accounts related to the fiscal year ending on December 31, 2013. As full members: Messrs. MARCELO BAHIA ODEBRECHT, Brazilian, married, civil engineer, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 487.956.235-15, bearer of Identity Card RG No. 2.598.834 SSP/BA, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 32º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; ALFREDO LISBOA RIBEIRO TELLECHEA, Brazilian, married, civil engineer, bearer of Identity Card No. 2.015.637.065 SSP/RS, enrolled in the CPF/MF under No. 296.191.810-34, resident and domiciled in Porto Alegre/RS, with business address at Av. Dolores Alcaraz Caldas, 90, 10º andar, Porto Alegre/RS, CEP. 90.110-180; ALVARO FERNANDES DA CUNHA FILHO, Brazilian, married, civil engineer, bearer of Identity Card No. 00625.954-58 SSP/BA and enrolled in the CPF/MF under No. 030.495.905-72, resident and domiciled in São Paulo/SP, with business address at Rua Hungria, 620, 8º andar, Jardim Europa, São Paulo/SP, CEP. 01.455-000; FELIPE MONTORO JENS, Brazilian, married, business administrator, bearer of Identity Card No. 17.032.674-3 SSP/SP, enrolled in the CPF/MF under No. 166.417.478-83, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 32º andar, Pinheiros, São Paulo/SP, CEP. 05.425-070, NEWTON SERGIO DE SOUZA, Brazilian, married, attorney, bearer of Identity Card No. 03.604.882-5 IFP/RJ and enrolled in the CPF/MF under No. 261.214.417-04, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 32º andar, Pinheiros, São Paulo/SP, CEP. 05.425-070; LUIZ DE MENDONÇA, Brazilian, married, production engineer, bearer of Identity Card No. 10.445.472-6 SSP/SP, enrolled in the CPF under No. 063.523.448-36, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 26º andar, Pinheiros, São Paulo/SP, CEP. 05.425-070; PAULO ROBERTO COSTA, Brazilian, married, mechanical engineer, bearer of Identity Card CREA/PR No. 5613-D, and enrolled in the CPF/MF under No. 302.612.879-15, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 23º andar, Centro, Rio de Janeiro/RJ, CEP. 20.031-912; ALMIR GUILHERME BARBASSA, Brazilian, married, economist, bearer of Identity Card No. 3464739 – IFP/RJ and

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 27, 2012

enrolled in the CPF/MF under No. 012.113.586-15, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 23º andar, Centro, Rio de Janeiro/RJ, CEP. 20.031-912; JOSÉ ALCIDES SANTORO MARTINS, Brazilian, married, civil engineer, bearer of identity card No. 5.235.133 SSP/SP, enrolled in the CPF/MF under No. 892.522.258-20, resident and domiciled in the City of Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 23º andar, Centro, Rio de Janeiro/RJ, CEP. 20.031-912; FRANCISCO PAIS, Brazilian, married, fortification engineer, bearer of identity card No. 3843290 IFP/RJ, and enrolled in the CPF/MF under No. 360.502.887-04, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 23º andar, sala 903, Centro, Rio de Janeiro/RJ, CEP. 20.031-912; and ROBERTO ZURLI MACHADO, Brazilian, married, engineer, bearer of identity card No. 03172460-2, issued by IFP/RJ, and enrolled in the CPF/MF under No. 600.716.997-91, resident and domiciled in Rio de Janeiro/RJ, with business address at República do Chile, 100, 21º andar, sala 2109, Centro, Rio de Janeiro/RJ, CEP. 20.031-917; and as their respective alternate members: CLÁUDIO MELO FILHO, Brazilian, married, business administrator, enrolled in CRA/DF under No. 7.496 and in CPF/MF under No. 358.882.885-00, resident and domiciled in Brasília/DF, with business address at SAS, Quadra 05, Bloco N, Edf. OAB, 9º andar, Brasília/DF, CEP. 70.438-900; ANDRÉ AMARO DA SILVEIRA, Brazilian, married, civil engineer, bearer of Identity Card RG No. M-1.238-071 SSP/MG, enrolled in the CPF/MF under No. 520.609.346-72, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8.501, 28º andar, Pinheiros, São Paulo/SP, CEP. 05425-070; CARLA GOUVEIA BARRETTO, Brazilian, married, business administrator, bearer of Identity Card No. 03.191.314-83 SSP/BA, enrolled in the CPF under No. 617.162.195-15, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8.501, 28º andar, Pinheiros, São Paulo/SP, CEP. 05.425-070; MAURO MOTTA FIGUEIRA, Brazilian, married, production engineer, bearer of Identity Card RG No. 11.335.092-2 SSP/SP, enrolled in the CPF/MF under No. 115.134.858-90, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida das Nações Unidas, 8501 – 28º andar, Pinheiros, São Paulo/SP, CEP. 05425-070; MONICA BAHIA ODEBRECHT, Brazilian, divorced, attorney, bearer of Identity Card RG No. 02598721-64 SSP/BA and enrolled in the CPF/MF under No. 541.080.715-49, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 32º andar, Pinheiros, São Paulo/SP, CEP. 05.425-070; PAULO OLIVEIRA LACERDA DE MELO, Brazilian, married, civil engineer, bearer of Identity Card No. 762-473-SSP-PE, enrolled in the CPF under No. 069.488.394-87, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 32º andar, Pinheiros, São Paulo/SP, CEP. 05.425-070; ANTONIO APARECIDA DE OLIVEIRA, Brazilian, married, mechanical engineer, bearer of Identity Card No. M-1.179.862 SSP-MG and enrolled in the CPF/MF under No. 370.844.456-68, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 9º andar, sala 903, Centro, Rio de Janeiro/RJ, CEP. 20.031-912; GUSTAVO TARDIN BARBOSA, Brazilian, married, civil engineer, enrolled in the CPF/MF under No. 720.925.307-63, bearer of RG No. 045282969 – IFP/RJ, resident and domiciled in Rio de Janeiro/RJ, with

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 27, 2012

business address at Av. República do Chile, 65, 3º andar, sala 301, Centro, Rio de Janeiro/RJ, CEP. 20.031-912; ARÃO DIAS TISSER, Brazilian, single, civil engineer, bearer of Identity Card No. M-6.282.853 SSP/MG, enrolled in the CPF/MF under No. 879.023.036-15, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, sala 903, Centro, Rio de Janeiro/RJ, CEP. 20.031-912; ANDREA DAMIANI MAIA DE ANDRADE, Brazilian, married, attorney, enrolled in the Brazilian Bar Association, Rio de Janeiro Section (OAB/RJ) under No. 113.985 and in the CPF/MF under No. 245.431.308-12, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 9º andar, sala 701, Centro, Rio de Janeiro/RJ, CEP. 20.031-912; and JOSÉ DE FREITAS MASCARENHAS, Brazilian, married, civil engineer, bearer of Identity Card No. 00356.697 SSP/BA and enrolled in the CPF/MF under No. 000.630.535-00, resident and domiciled in Salvador/BA, with business address at Av. Luis Viana Filho, 2841, Paralela, Salvador/BA, CEP. 41.730-900. The members of the Board of Directors reelected and/or elected herein are invested in office on the date hereof and represent, for due legal purposes, under penalty of law, and for the effects of the provisions of article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording of article 4 of Law No. 10194 of February 14, 2001, that they are not impeded from performing commercial activities or from managing mercantile companies, due to a criminal sentence, having also presented, so as to comply with the provisions of CVM Ruling No. 358 of January 3, 2002 and 367 of May 29, 2002, written representations, according to the terms of such Ruling, which were filed at the Company’s headquarters. In view of the provisions of article 19 of the Company’s Bylaws, the shareholders in attendance approved the nomination of Messrs. MARCELO BAHIA ODEBRECHT and PAULO ROBERTO COSTA as Chairman and Vice-Chairman, respectively. As a result of the elections and reelections deliberated above, the Company’s Board of Directors shall be composed as follows: FULL MEMBERS:  MARCELO BAHIA ODEBRECHT;  ALFREDO LISBOA RIBEIRO TELLECHEA; ALVARO FERNANDES DA CUNHA FILHO; FELIPE MONTORO JENS; NEWTON SERGIO DE SOUZA; LUIZ DE MENDONÇA; PAULO ROBERTO COSTA; ALMIR GUILHERME BARBASSA; JOSÉ  ALCIDES SANTORO MARTINS; FRANCISCO PAIS; and ROBERTO ZURLI MACHADO. RESPECTIVE ALTERNATES: CLÁUDIO MELO FILHO; ANDRÉ AMARO DA SILVEIRA; CARLA GOUVEIA BARRETTO; MAURO MOTTA FIGUEIRA; MONICA BAHIA ODEBRECHT; PAULO OLIVEIRA LACERDA DE MELO; ANTONIO APARECIDA DE OLIVEIRA; GUSTAVO TARDIN BARBOSA; ARÃO DIAS TISSER; ANDREA DAMIANI MAIA DE ANDRADE; and JOSÉ DE FREITAS MASCARENHAS.  9.4)  ELECTION OF THE FISCAL BOARD MEMBERS  – the following full and alternate members of the Company’s Fiscal Board were elected and reelected, as the case may be, by the majority of the votes, for a term of office of one (1) year, beginning on the date hereof and ending at the Annual General Meeting which will analyze the managers’ accounts related to the fiscal year ending on December 31, 2012: as full members, Messrs. ISMAEL CAMPOS DE ABREU, Brazilian, married, accountant, bearer of Identity Card No. 716.820 SSP/BA, enrolled in the CPF/MF under No. 075.434.415-00, resident and domiciled in Salvador/BA, with business address at Av. Tancredo Neves, 1672, Ed. Catábas Empresarial - 6º andar/Sl. 601, CEP. 41820-020;

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 27, 2012

ALUIZIO DA ROCHA COELHO NETO,  Brazilian, married, accountant, bearer of Identity Card No. 923502-ES SSP/ES and enrolled in the CPF/MF under No. 031.525.087-94, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8501, 28º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; ANTÔNIO LUIZ VIANNA DE SOUZA, Brazilian, married, equipment engineer, enrolled in the CPF/MF under No. 622.307.437-91, bearer of Identity Card No. 1.244.818 IPF/RJ, resident and domiciled in Niterói/RJ, with business address at Av. República do Chile, 65, 4º andar, sala 401, Centro, Rio de Janeiro/RJ, CEP. 20031-912; MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI, Brazilian, divorced, chemical engineer, bearer of Identity Card No. 020427932-7 of the Brazilian Army – Ministry of Defense, enrolled in the CPF/MF under No. 544.152.507-00, resident and domiciled in Rio de Janeiro/RJ, with business address at Avenida República do Chile, 65, sala 1201, Centro, Rio de Janeiro/RJ, CEP. 20031-912; and MANOEL MOTA FONSECA, Brazilian, married, attorney, bearer of Identity Card No. 15.571.288-80 SSP/BA, enrolled in the CPF/MF under No. 019.638.218-15, resident and domiciled in Salvador/BA, with business address at Rua Dr. José Peroba, 123, 1º andar, Stiep, Salvador/BA, CEP. 41770-235, as respective alternate members, AFONSO CELSO FLORENTINO DE OLIVEIRA, Brazilian, married, accountant, bearer of Identity Card No. MG 5752-270, Belo Horizonte, MG, PIC 1047, enrolled in the CPF/MF under No. 874.220.506-91, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8501, 28º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; JAYME GOMES DA FONSECA JÚNIOR, Brazilian, married, business administrator, bearer of Identity Card No. 53.157.000-9 SSP/SP and enrolled in the CPF/MF under No. 350.606.895-49, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 8501, 28º andar, Pinheiros, São Paulo/SP, CEP.05.425-070; MARCÍLIO JOSÉ RIBEIRO JÚNIOR, Brazilian, married, accountant, enrolled in the CPF/MF under No. 020.822.297-93, bearer of Identity Card No. 09810453-2 DETRAN/RJ, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 10º andar, Centro, Rio de Janeiro/RJ, CEP. 20031-912; CARLOS ALBERTO SIQUEIRA GOMES, Brazilian, married, accountant, bearer of Identity Card No. 06161817-9 issued by IFP/RJ, enrolled in the CPF/MF under No. 771.775.767-20, resident and domiciled in Niterói/RJ, with business address at Av. República do Chile, 65, 4º andar, Sala 401, Centro, Rio de Janeiro/RJ, CEP. 20031-912; and ANA PATRÍCIA SOARES NOGUEIRA,  Brazilian, married, attorney, enrolled in the OAB/BA under No. 11.459 and enrolled in the CPF/MF under No. 535.222.575-53, resident and domiciled at Rua Dr. Hosannah de Oliveira, 112 - apto. 1404, Alto do Itaigara, Salvador/BA, CEP. 41.815.215. The members of the Fiscal Board elected herein are invested in office on the date hereof, and have represented in writing, for all due legal purposes and effects of the provisions of article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording of article 4 of Law No. 10,194 of February 14, 2001, that they are not impeded from performing commercial activities or from managing mercantile companies, due to a criminal sentence, having also presented, so as to comply with the provisions of CVM Ruling No. 358 of January 3, 2002, written representations, according to the terms of such Ruling, which were filed at the Company’s headquarters. As a result of the elections and reelections deliberated above, the

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 27, 2012

Company’s Fiscal Board shall be composed as follows: FULL MEMBERS:  ISMAEL CAMPOS DE ABREU; ALUIZIO DA ROCHA COELHO NETO; ANTÔNIO LUIZ VIANNA DE SOUZA; MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI and MANOEL MOTA FONSECA. RESPECTIVE ALTERNATES: AFONSO CELSO FLORENTINO DE OLIVEIRA; JAYME GOMES DA FONSECA JÚNIOR; MARCÍLIO JOSÉ RIBEIRO JÚNIOR; CARLOS ALBERTO SIQUEIRA GOMES and ANA PATRÍCIA SOARES NOGUEIRA. 9.5)  AGGREGATE ANNUAL COMPENSATION OF THE MANAGERS – the shareholders determined, until further deliberation, for the members of the Board of Directors and the Executive Office the maximum aggregate annual cap of thirty-three million, nine hundred and ninety-five thousand Reais (R$ 33,995,000.00), which amount encompasses the benefits and representation sums set out in the main paragraph of article 152 of the LSA, and which will be individually established by the Board of Directors according to the provisions of articles 25 and 26 (viii) of the Company’s Bylaws. 9.5.1)  COMPENSATION OF THE FISCAL BOARD – the shareholders unanimously established  that each acting member of the Fiscal Board will receive a monthly compensation equal to seven thousand, nine hundred and sixty-six Reais and twenty centavos (R$ 7,966.20), or the minimum cap set forth in article 162, paragraph 3, of the LSA, whichever is higher. 10.  – NOTICE TO SHAREHOLDERS – In compliance with the provisions of article 289, paragraph 3, the Company’s management informs its shareholders that, in view of the reversal of CVM Ruling No. 289/98, the publications required by law shall be made in the Official Gazette of the State of Bahia and in the newspaper A Tarde.  11. ADJOURNMENT: As there were no further subjects to be discussed, the Annual General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the deliberations that are the subject matter of this General Meeting, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the Meeting was authorized. Camaçari, State of Bahia, April 27, 2012. [Presiding Board:  Rafael Padilha Calábria – Chairman; Leticia de Faria Lima – Secretary; Shareholders: BRK Investimentos Petroquímicos S/A (by Rafael Padilha Calábria); Odebrecht Serviços e Participações S/A (by Rafael Padilha Calábria); Odebrecht S/A (by Rafael Padilha Calábria); Petróleo Brasileiro S.A. - Petrobras (by Roberto Keller Thompson Mello); ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ALASKA PERMANENT FUND; AT&T UNION WELFARE BENEFIT TRUST; BATTERYMARCH GLOBAL EMERGING MARKETS FUND; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BEST INVESTMENT CORPORATION;  BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BT PENSION SCHEME CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CATHOLIC HEALTH INITIATIVES CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD; CF DV EMERGING MARKETS STOCK INDEX FUND; CN CANADIAN MASTER TRUST FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY;  DELAWARE GROUP GLOBAL & INT. FUNDS-DELAWARE EMERG MARKETS FD; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKTS SERIES ; DTE ENERGY COMP AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRU; DTE VEBA MASTER TRUST; DUPONT PENSION TRUST; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE PARAMETRIC STRUCTURED

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 27, 2012

EMERGING MARKETS FUND; EATON VANCE PARAMETRIC; TAX-MANAGED EMERGING MARKETS FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 1; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTN; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; ENHANCED EMERGING MARKETS SER OF BLACK QUANTIT PARTNERS LP; EVANGELICAL LUTHERAN CHURCH IN AMERICA B O PN; FAMANDSFORENINGEN PENSAM INVEST PSI 50 EMERG MARKET AKTIER; FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK F; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARK FUN; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD; FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. INDEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST FUTURE FUND BOARD OF GUARDIANS; GARD COMMON CONTRACTUAL FUND GLOBAL ADVANTAGES F - EMG MKTS HIGH VALUE TEILFONDS; IBM DIVERSIFIED GLOBAL EQUITY FUND; IBM 401 (K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; IN BK FOR REC AND DEV, AS TR FT ST RET PLAN AND TR/RSBP AN TR; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ISHARES II PUBLIC LIMITED COMPANY                         ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES PUBLIC LIMITED COMPANY JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST A; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B; LUCENT TECHNOLOGIES INC. MASTER PENSION TR; MELLON BANK N.A EB COLLECTIVE INVESTMENT FUND PLAN; MINISTRY OF STRATEGY AND FINANCE; MONTANA BOARD OF INVESTMENTS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS COMMON CONTRACTUAL FUND; PENSIONSKASSERNES ADMINISTRATION A/S; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; ROBECO GLOBAL EMERGING MARKETS EQUITY FUND II; ROBECO PORTFOLIO TRUST - ROBECO GLOBAL EMERGING MARK EQ FD; SBC MASTER PENSION TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SSGA ACTIVE EM MKTS SEC LEND QP COM TR FD; SSGA EMERGING MARKETS FUND ; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF NEW MEXICO EDUCATIONAL RETIREMENT BOARD; STATE OF NEW MEXICO STATE INV. COUNCIL; STATE ST B AND T C INV F F T E RETIR PLANS; STATE STREET EMERGING MARKETS; STICHTING CUSTODY ROBECO INSTITL RE:ROBECO INSTIT EM MKT FON; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; TEACHER RETIREMENT SYSTEM OF TEXAS; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE BRAZIL VALUE AND GROWTH FUND; THE EM MKT EQ INV PORT OF CONS GR CAP MKT FDS; THE MTBJ, LTD. AS TRT F N TRT ALL CWD E IN F (TAX E QIIO);             THE MONETARY AUTHORITY OF SINGAPORE; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; UNITED TECHNOLOGIES CORP. MASTER RET. TRUST; UNIV OF PITTSBURGH MEDICAL CENTER SYSTEM; UPS GROUP

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 27, 2012

TRUST; USAA EMERGING MARKETS FUND; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD EMERGING MARKETS SELECT STOCK FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS (by Leonardo Zucolotto Galdioli)].

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 27, 2012

The above matches the original recorded in the proper book.

Rafael Padilha Calábria                                            Leticia de Faria Lima

Chairman                                                                  Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.